Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of ANI Pharmaceuticals, Inc. on Form S-8 to be filed on or about June 23, 2023 of our reports dated March 9, 2023, on our audits of the financial statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022, and the effectiveness of ANI Pharmaceuticals, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2022, which reports were included in the Annual Report on Form 10-K filed March 9, 2023. Our report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 expresses an adverse opinion because of material weaknesses.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

June 23, 2023